SICHENZIA ROSS FRIEDMAN FERENCE LLP

61 Broadway, 32nd Floor

New York, NY 10006

August 23, 2012

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Larry Spirgel
Assistant Director

Re:	Kat Gold Holdings, Corp.
Registration Statement on Form S-1
Filed April 13, 2012
File No. 333-180734

Dear Mr. Spirgel:

We are counsel to Kat Gold Holdings, Corp. (the “Company”). We hereby submit, on behalf of the Company, a response to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated July 18, 2012 (the “Comment Letter”) relating to the Company’s Amendment No. 1 to the Registration Statement on Form S-1 filed on July 10, 2012 (“Form S-1”).

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with Amendment No. 2 to the Form S-1 (“Amendment”). For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

General

Comment No. 1. We note the revisions made in response to comment 2 from our letter dated April 27, 2012. Please further update the disclosures within the MD&A, Business and Risk Factors sections to reflect the Global Gold acquisition. For example, we note that MD&A currently addresses capital requirements related to the Handcamp property, but does not address the capital needs of and allocations you plan to make to the November properties and the Global Gold properties. Make clear how you plan to prioritize exploration of the various properties as well as the constraints your current lack of funds places on your ability to explore multiple sites. As another example, the Business section should describe the salient characteristics of the Global Gold properties. Finally, revise or remove inconsistent statements including “[w]e have no current agreements and/or understandings to effect any acquisition, nor do we have the resources to complete such additional acquisitions” (page 11 and a similar statement on page 39), “we issued 296,000,000 shares of our common stock in connection with acquisitions” (page 18) and “[a]s of March 31, 2012, our only material capital commitment was the continued funding of the Handcamp gold property” (page 40).

Response No. 1:  We have updated the disclosure in the Risk Factors, Business and MD&A sections to reflect the Global Gold acquisition.  Please see pp. 13, 16 and 18-21 (Risk Factors), 26-28 (Business) and 51-54 (MD&A), respectively.

Additionally, we have clarified the statements you refer to above.  Please see pp. 13 and 51-54.

Reasons for the Spin-Off, page 7

Comment No. 2. Please supplement the revisions made in response to our letter dated April 27, 2012 with the following information from your response:

•

KATX and you believe that increasing your shareholder based is critical to your ability to raise the financing necessary to effectuate your business plan.

•

KATX chose to delay the spin-off because it determined that there would be little to no immediate benefit to engaging in the spin-off until the assets it sold to you in the fourth quarter of 2011 had been completed.

•

KATX and you believe that the fact that the shares of KATX are traded on the Pink Sheets has adversely affected the reputation of KATX because of the negative perception of that market. In addition, KATX believes that the delay in conducting the spin-off and the relatively high number of shares traded in the market has harmed its reputation, but that this perception is not applicable to you.

Response No. 2:  We have complied with your Comment No. 2.  Please see page 8.

Directors And Executive Officers, Promoters And Control Persons, page 31

Comment No. 3. Update this section to reflect the obligation under the Global Gold purchase agreement for the current directors to vote for each other as directors. Refer to Item 401(a) of Regulation S-K.

Response No. 3:  We have updated this section accordingly.  Please see the heading “Election of Directors and Officers” on page 45.

Security Ownership Of Certain Beneficial Owners And Management, page 35

Comment No. 4. Revise the beneficial ownership table to provide separate columns for the common shares and preferred shares held by the named parties, the percentage of each class held as well as a column reflecting overall voting interest. Refer to Regulation S-K Item 403.

Response No. 4:  We have revised the beneficial ownership table to comply with Comment No. 4.  Please see pp. 48-49.

Management’s Discussion And Analysis Of Financial Condition And Results Of Operations, page 37

Comment No. 5. Restore the removed Results of Operations discussion. Refer to Regulation S-K Item 303(a)(3) and Question 110.01 of Regulation S-K’s Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response No. 5: We have restored the discussion of Results of Operations in updated form.  Please see page 55.

Item 16. Exhibits, page II-2

Comment No. 6. In accordance with comment 2 from our letter dated April 27, 2012, file the material agreements from the Form 8-K filed April 24, 2012, including the Securities Purchase Agreement, the Escrow Agreement and each of the Employment Agreements. Please also note that we will need sufficient time to review counsel’s legal opinion (Exhibit 5.1) before the registration statement may go effective.

Response No. 6:  We have incorporated the agreements to which you refer by reference to the Form 8-K filed April 18, 2012.

Signatures, page II-4

Comment No. 7. Per prior comment 4 from our letter dated April 27, 2012, your registration statement must be signed by your controller or principal accounting officer. Please revise accordingly.

Response No. 7:  We have revised the signature page accordingly.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (212) 930-9700.

Very truly yours,

/s/ Henry Nisser

Henry Nisser

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